Zentek Establishes Pathway to Sell ZenGUARD™ Enhanced
Air Filtration Media in the U.S.

Zentek targets the U.S. indoor air quality and air filtration market with a differentiated filtration solution

Guelph, ON – June 29, 2026 – Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN) announces it has secured a pathway to sell ZenGUARD™ Enhanced Air Filtration Media in the United States (“U.S.”), advancing the Company's commercialization strategy in the U.S. Zentek has entered into an agreement dated June 26, 2026 (the "Agreement") with Applied Silver Inc. ("Applied Silver") granting Zentek an exclusive (subject to certain volume thresholds) license to incorporate Applied Silver's EPA-registered silver technology into indoor air quality and air filtration products in the U.S. The license spans HVAC, cabin air, cleanroom and healthcare systems, commercial, institutional, residential, and industrial building filtration, transportation and fleet cabin air applications, and other compatible HVAC and cabin air applications. It also covers personal respiratory protection products comprising face masks, surgical masks, filtering facepieces, and respirators, subject to applicable regulatory approvals. The Agreement runs for an initial term of eight years and renews automatically for successive three-year periods.

U.S. Air Filtration Market Opportunity

The U.S. represents a large market for advanced HVAC air filtration solutions, supported by both scale and structural demand drivers1. At the same time, building decarbonization is accelerating, with the U.S. Department of Energy estimating that buildings account for 40% of total energy used in the U.S. and approximately 75% of U.S. electricity consumption2, placing air quality system efficiency at the center of regulatory and economic priorities. The Company believes that this convergence creates a compelling opportunity for differentiated filtration technologies that can enhance air quality without increasing system energy demand.

Zentek plans to work with its U.S.-based manufacturing partner, Quality Filters Inc. ("QFI"), to target the U.S. market and deliver its differentiated filtration solutions to customers seeking safer indoor spaces and lower costs.

ZenGUARD™ Enhanced Air Filtration Media: Unique Value Proposition

ZenGUARD™ Enhanced Air Filtration Media was developed in response to a Government of Canada call for indoor air quality solutions. Drawing on Zentek's graphene-based materials science capabilities, the Company developed ZenGUARD™ Enhanced Air Filtration Media as a differentiated indoor air quality technology deployable across the spectrum of indoor air quality systems.

  Designed to enhance the mechanical disruption of microbe-carrying aerosols and to support safer indoor spaces.
  Achieves enhanced performance without materially increasing pressure drop, energy consumption, or related carbon emissions.
  Compatible with existing HVAC systems and does not require additional equipment.

  Supports longer filter life and fewer changeouts compared to more dense filter media, which can help reduce labour and waste disposal costs.
  Media convertible into almost any size or type of air filter.

"Securing an exclusive pathway to commercialize ZenGUARD™ Enhanced Air Filtration Media in the U.S. is a significant milestone for Zentek and an important step for our clean air technology platform," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek Ltd. "ZenGUARD™ Enhanced Air Filtration Media is designed to deliver advanced aerosol disruption and safer indoor spaces without increasing pressure drop, energy consumption, or carbon emissions. It can also be a key tool in reducing total cost of ownership through longer filter life and reduced changeout frequency. With this commercial pathway now established, and together with our U.S.-based manufacturing partners, we are positioned to advance commercialization in the United States."

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset and is advancing toward a Preliminary Economic Assessment targeted for completion in summer 2026.

About Applied Silver Inc.

Applied Silver offers a portfolio of silver-based products and licenses its silver ion technology for use across a range of applications. It is the developer and owner of an EPA-registered antimicrobial silver ion technology. Its flagship application, SilvaClean® (EPA Reg. No. 90335-1), is the first EPA-registered laundry additive to provide residual antimicrobial activity on treated textiles, and has been relied on by healthcare, hospitality, and athletic facilities for years.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com

References (public)

¹ Fortune Business Insights, Air Filters Market Size, Share & Industry Analysis, January 2026 (https://www.fortunebusinessinsights.com/u-s-air-filter-market-108083)

² U.S. Department of Energy, Decarbonizing the U.S. Economy by 2050: A National Blueprint for the Buildings Sector, April 2024 (https://www.energy.gov/cmei/buildings/data-and-analysis-buildings-sector-innovation).